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                                                                      EXHIBIT 99

FOR IMMEDIATE RELEASE

May 23, 1995

                      TOREADOR STOCKHOLDERS OVERWHELMINGLY
                    APPROVE MANAGEMENT'S SLATE OF DIRECTORS


70% of stockholder vote
is cast for management's
slate of directors

DALLAS, May 23 -- Toreador Royalty Corporation (NASDAQ: TRGL) announced today that stockholders voted to approve management's recommended slate of directors, as well as the provision for directors' stock options.

A Boston-based group representing 15.7 percent of Toreador's outstanding common stock had submitted a competing slate of directors in an attempt to take control of the company. At Toreador's annual stockholder meeting on May 18, final votes were cast. Election judges reported the official results late yesterday afternoon.

Toreador's existing board received approximately 2.8 million, or 70 percent, of the approximately 4 million votes cast, or 53 percent of the total outstanding stock. The competing slate of directors received approximately 1.1 million, or 27 percent, of the votes cast, or 20 percent of the outstanding stock. Excluding the shares it controls, the committee's slate of directors gained only 6 percent of the vote or approximately 5 percent of the total outstanding stock. The provision for directors' stock options passed with approximately
2.5 million votes for and approximately 1.3 million votes against the provision, with 266,254 votes abstaining.

Peter Vig, chairman and president, said "We are pleased that stockholders gave a solid vote of confidence to management and the board. We are fortunate to have a board of directors with a breadth and depth of capabilities that would be the envy of companies much larger than Toreador."

"We are also gratified that stockholders voted in support of our philosophy of proactive management of our 530,000 net mineral acres. We intend to continue aggressively pursuing the exploration of our land, which is very lightly explored in comparison to its potential," Vig noted.

Toreador owns in excess of 530,000 net mineral acres located primarily in the Texas Panhandle and West Texas. In addition, the Company owns working or royalty interests in Texas, New Mexico, Oklahoma, Arkansas and Louisiana. Toreador's Common Stock is traded in the NASDAQ market under the symbol "TRGL".

Contact:     Peter R. Vig, Chairman
             James S. Blair, Vice President
             214/369-0080